November 4, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed March 17, 2010 (File No. 0011-32696)

Dear Ms. Shenk:

By letter dated September 24, 2010 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2009, as filed on March 17, 2010 (the “2009 Form 20-F”) by Copa Holdings, S.A. (the “Company”).  We today submit herewith, via EDGAR and facsimile, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comments in bold and have provided the Company’s responses immediately below the comments.

Form 20-F For Fiscal Year Ended December 31, 2009

Operating Results, page 43

Critical Accounting Policies and Estimates, page 48

1.
Your disclosures here do not provide investors with any of the actual material assumptions and judgments you made in arriving at significant estimates included in your financial statements, nor do they provide investors with the ability to understand how differing assumptions and judgments would impact your estimates.  For example, with regard to your disclosure on maintenance reserves, it appears the significant judgment and uncertainty is the recoverability of amounts paid to lessors through future qualifying, maintenance activities.  However, your disclosure does not address how you made such judgment or the key assumptions involved.  Please revise your critical accounting policies to disclose the actual assumptions and judgments, how those assumptions and judgments have in the past or may in the future change, and what effects any of those changes may have on your financial statements.  In addition, as critical accounting estimates and assumptions are based on matters that are highly uncertain please also analyze their specific sensitivity to change with qualitative and quantitative information, as reasonably available.  Disclosure in this part of your filing should not simply repeat policy disclosure contained in the notes to your financial statements.  Refer to FR-72.

Following discussions with our independent accountants, the Company is able to confirm that we do not have many significant accounting policies that require material assumptions or judgment.  We will therefore revise our disclosure of Critical Accounting Policies and Estimates under Item 5 to discuss only the policies we consider significant.  As a result, in our report on Form 20-F for the fiscal year ended December 31, 2010 (our “2010 Form 20-F”), we expect to remove the disclosure under the categories of “Revenue Recognition” and “Maintenance and Repair” because neither of those policies relate to significant estimates included in our financial statements. We will also revise our 2010 Form 20-F to include disclosure with respect to “Properties and Equipment” substantially similar to the paragraphs below:

Property and Equipment.

Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. As of December 31, 2010, the net carrying amount of our property and equipment was $[•] million, which represents [•]% of our total assets. In addition to the original cost of these assets, the net carrying amount of our property and equipment is impacted by a number of accounting policy elections, including estimates, assumptions and judgments relative to capitalized costs, the estimation of useful lives and residual values and, when necessary, the recognition of asset impairment charges. Our property and equipment accounting policies are designed to depreciate our assets over their estimated useful lives and residual values of our aircraft, reflecting both historical experience and expectations regarding future operations, utilization and performance of our assets.

In addition, our policies are designed to appropriately and consistently capitalize costs incurred to enhance, improve and extend the useful lives of our assets and expense those costs incurred to repair and maintain the existing condition of our aircraft. Capitalized costs increase the carrying values and depreciation expense of the related assets, which also impact our results of operations.

Useful lives of aircraft are difficult to estimate due to a variety of factors, including technological advances that impact the efficiency of aircraft, changes in market or economic conditions and changes in laws or regulations affecting the airline industry. We evaluate the remaining useful lives of our aircraft when certain events occur that directly impact our assessment of the remaining useful lives of the aircraft and include changes in operating condition, functional capability and market and economic factors. Both depreciable lives and residual values are regularly reviewed for our aircraft and spare parts to recognize changes in our fleet plan and other relevant information. Jet aircraft and rotable spare parts are assumed to have estimated residual values of 15% of original cost; other categories of property and equipment are assumed to have no residual value. A one year increase in the useful lives of our owned aircraft would reduce annual depreciation expense by approximately $[•] million while a one year decrease would increase annual depreciation expense by approximately $[•] million. A one percent decrease in residual value of our owned aircraft would increase annual depreciation expense by approximately $[•] million.

Year 2009 Compared to Year 2008, page 52

Copa Segment Operating Expenses, page 53

2.
You discuss and analyze certain operating costs on a per ASM basis.  However, certain of your operating costs are not driven by ASMs.  For example, aircraft rental costs are driven by fleet size and rental rates.  While we do not object to supplemental disclosure of cost per ASM, we do not believe your discussion and analysis of non ASM-driven cost categories should be on an ASM basis.  Instead, your discussion and analysis of results of operations should be based on the factors actually affecting specific cost categories.  Please review all of your cost categories and revise to ensure disclosure is focused on actual cost drivers.

In our 2010 Form 20-F, we will provide additional disclosure with respect to the actual drivers of the following operating costs, which we have identified as not driven by available seat miles (ASMs):

•	Passenger servicing.
•	Commissions.
•	Reservation and sales.
•	Flight operations, aircraft rentals and landing fees and other rentals.

3.
You attribute the increase in maintenance expense, in part, to an increase in capacity.  Given that certain of your maintenance costs are incurred under power-by-the-hour (PBH) arrangements, it appears that increased flight activity caused an increase in power-by-the-hour expenses.  We believe it would be helpful to investors if you clarify this in your disclosure in future filings.  In addition, we believe you should consider disclosing the amount of maintenance expense resulting from these arrangements and the amount of non-PBH expense so that investors can better understand the extent to which your maintenance costs are rate-capped.

In our 2010 Form 20-F, we will provide disclosure that is substantially similar in scope to the paragraph below:

Maintenance, materials and repairs totaled $76.7 million in 2009, a 15.5% increase over maintenance, materials and repairs of $66.4 million in 2008. This increase was primarily a result of increases in capacity, overhaul events and power-by-the-hour expenses. Power-by-the-hour expenses constituted $14.5 million or approximately 19%, of our maintenance materials and repairs expenses in 2009 and $1.8 million or approximately 18%, of the $10.3 million increase over 2008.

Liquidity and Capital Resources, page 58

Operating Activities, page 58

4.
Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash.  As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient.  Refer to Section IV.B of FR-72 for guidance.  Please provide us with a copy of your intended revised disclosure.

In our 2010 Form 20-F, we will provide disclosure that is substantially similar to the paragraph below:

Net cash flows provided by operations for the year ended December 31, 2009 were $282 million, increasing $84 million compared to the $198 million in 2008.  The increase in cash flows from operations in 2009 is primarily due to an improvement of our operating earnings as a result of the decrease in fuel prices. Net cash flows provided by operations for the year ended December 31, 2008 were $198 million, decreasing $24 million compared to the $222 million in 2007.  The decrease in cash flows from operations in 2008 is primarily due to higher fuel prices.

Trend Information, page 61

5.
We note your risk factor disclosure on page 12 which states your maintenance costs will increase as your fleet ages.  Given that your fleet is aging and warranties on parts may be beginning to expire, please revise to quantify the amount or range of amounts of expected increase in maintenance expense.

After reviewing our risk factor disclosure in respect of maintenance costs, we have decided to revise this disclosure in our 2010 Form 20-F to more completely describe the risks by providing disclosure that is substantially similar to the paragraphs below:

Our maintenance costs may increase significantly as our fleet ages.

The average age of our fleet was approximately 4.6 years as of December 31, 2009. In recent years, our average fleet age has decreased significantly, mainly as a result of our fleet renewal program, which has replaced older MD-80 aircraft with new Embraer-190 aircraft. Historically, we have incurred low levels of maintenance expenses relative to the size of our fleet because a young fleet benefits from its aircraft requiring less maintenance and its parts are covered under multi-year warranties. As our fleet ages, these warranties expire and the mileage on each aircraft increases, our maintenance costs may increase significantly, both on an absolute basis and as a percentage of our operating expenses.

With respect to revising our trend information disclosure, we have considered disclosure quantifying the amount or range of amounts of expected increase in maintenance expense.  Our maintenance expenses are dependent on a large number of factors, some of which can be estimated, such as aircraft usage, aircraft destination and overhaul events, while many others result from unforeseen events.  We have concluded that any quantification would involve a variety of assumptions and yield such a wide range that it would not be a useful measure.  For this reason, we respectfully submit that including such disclosure in our 2010 Form 20-F would not provide material information to investors.

Notes to Consolidated Financial Statements, page F-9

6.
Please revise the notes to your financial statements to disclose the balances of major classes of depreciable assets at the balance sheet dates.  Refer to ASC 360-10-50-lb.  Please provide us with a copy of your intended revised disclosure.

In response to the Staff’s comment 6, we respectfully submit that the Company’s current disclosure, which presents “Flight equipment” separately as a sub-category under “Property and Equipment” in the Company’s consolidated balance sheet, discloses the balances of major classes of depreciable assets at the balance sheet dates and is in compliance with ASC 360-10-50-lb because “Flight equipment” constitutes 96% of the Company’s “Total Property and Equipment” and therefore, the depreciable assets under “Other” do not constitute material amounts.

 Note 1: Summary of Significant Accounting Policies, page F-9

Frequent Flyer Program, page F-11

7.
We note your disclosure that you record an expense as mileage credits are earned by your customers for the “OnePass” frequent flyer program.  Please tell us whether you record this expense for all mileage credits earned regardless of whether those credits are probable of being redeemed.  In addition, please tell us and revise to disclose the operating expense in which such cost is recognized.

8.
So that we may better understand your frequent flyer program and your arrangement with Continental, please tell us how amounts paid to Continental per typical travel award earned compare to the amounts received from Continental per typical travel award redeemed on Copa or AeroRepublica by your customers.  Please also tell us the portion of awards earned by your customers that are redeemed by them for travel on your airline.  Finally, tell us how you account for amounts received from Continental for mileage credits redeemed for travel on your airlines.

In response to the Staff’s comments 7 and 8, we will provide disclosure that is substantially similar to the paragraph below in our 2010 Form 20-F:

The Company participates in Continental’s “OnePass” frequent flyer program, for which the Company’s passengers receive all the benefits and privileges offered by the OnePass program. Continental is responsible for the administration of and the liability to redeem miles under the OnePass program. Under the terms of the Company’s frequent flyer agreement with Continental, OnePass members receive OnePass frequent flyer mileage credits for travel on Copa Airlines and AeroRepública and the Company pays Continental a per mile rate for each mileage credit granted by Continental, at which point the Company has no further obligation. The amounts due to Continental under this agreement are expensed by the Company as the mileage credits are earned, regardless of whether those credits are probable of being redeemed. This expense is included in “Other” in the accompanying Consolidated Income Statement.  Continental pays Copa Airlines a per flown mile rate for every OnePass Member that uses his/her miles to obtain reward tickets on Copa Airlines and AeroRepública flights. These rates depend on the class of service, the flight length and the availability of the reward. This revenue is included in “Passenger Revenue” in the accompanying Consolidated Income Statement. Under this agreement, the amount due to Continental is larger than the revenue received from Continental.

In addition, please note that we are unable to provide you with additional information responsive to your request for information regarding the portion of awards earned by our customers that are redeemed by them for travel on our airline because we do not compile such information, as we do not administer the frequent flyer program and our liability under the frequent flyer program does not depend on it.

We will revise future filings as appropriate consistent with the disclosure set forth above.

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Also, as requested by the Staff, the Company acknowledges that:

▪ it is responsible for the adequacy and accuracy of the disclosure in its filings;

▪ Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

▪ the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s responses.  If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Victor Vial, Chief Financial Officer, at 011 (507) 304 2522 or Adrian Thiel, Director of Finance, at 011 (507) 304 2675.

Very truly yours, /s/ Victor Vial Mr. Victor Vial Chief Financial Officer Copa Holdings, S.A.

cc:

Duane McLaughlin
Vanessa Gonzalez
Carlos M. Soto

Cleary Gottlieb Steen & Hamilton LLP